UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 30 July, 2019 Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM), announced that the High Court of Justice in England and Wales has today sanctioned the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”) by which the recommended offer by ESSA Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) for the entire issued share capital of Realm is being implemented.

It is intended that the order of the court sanctioning the Scheme will be delivered to the Registrar of Companies in England and Wales on 31 July 2019. Accordingly it is expected that the Scheme will become Effective on 31 July 2019.

Full terms and conditions of the Scheme remain the same as set out in the scheme document published by Realm on 29 May 2019 (the “Scheme Document”). An updated expected timetable of principal events is set out below.

Event	Time/date
Scheme Record Time	6.00 p.m. 30 July 2019
Effective Date of the Scheme	31 July 2019
Issue of New Essa Shares	31 July 2019
Listing of New Essa Shares on TSXV and Nasdaq	31 July 2019
Suspension of trading of Realm ADSs on Nasdaq	31 July 2019
New Essa Shares registered through the DRS	By 8 August 2019
Essa CDIs credited to CREST accounts (in respect of Realm Scheme Shares held in uncertificated form only)	By 8 August 2019
Despatch of statements of entitlement relating to New Essa Shares held through DRS (in respect of Realm Scheme Shares held in certificated form only) and payment of fractional entitlements	By 8 August 2019
Crediting of New Essa Shares for Realm ADS Holders	By 12 August 2019

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated July 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 30, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer